United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of February, 2012

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Juan Antonio Quiroga Garcia

___________________________
Juan Antonio Quiroga Garcia
Chief Corporate Officer
Date: February 22, 2012

IR Contact Information ir@gruma.com (52)81 8399-3311 and 24
Monterrey, N.L., Mexico, February 22, 2012	www.gruma.com

APPOINTMENT OF GRUMA'S
NEW CHIEF EXECUTIVE OFFICER

Monterrey, N.L., Mexico, February 22, 2012. GRUMA, S.A.B. de C.V. (''GRUMA'') (NYSE: GMK, BMV: GRUMAB) announced today that the Board of Directors unanimously agreed to appoint Mr. Joel Suarez Aldana as GRUMA's Chief Executive Officer. Such appointment was proposed by Mr. Roberto Gonzalez Barrera, acting Chairman of GRUMA's Board of Directors, and had the favorable opinion of GRUMA's Corporate Governance Committee. This appointment is effective as of the date hereof.

Mr. Suarez joined GRUMA in 1987 and has served in several positions including Chief Financial Officer of Mission Foods from 1994 to 1996, Chief Financial Officer of Gruma Corporation from 1996 to 2010 and Chief Executive Officer of Gruma Corporation since November 2010. During his career in GRUMA, Mr. Suarez has made important contributions to the development of the company's operations in the United States and Europe.

Mr. Suarez' successful career prior to GRUMA includes several senior management positions in the banking sector. Mr. Suarez holds a degree in economics and an MBA from The University of Texas.

The appointment of Mr. Suarez confirms the company's institutional strengthening and allows it to consolidate its corporate governance, pursuant to international best corporate practices.

About Gruma
GRUMA is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Venezuela, Central America, Europe, Asia, and Australia and exports to 105 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has approximately 21,000 employees and 99 plants. In 2010, GRUMA had net sales of US$3.8 billion, of which 67% came from non-Mexican operations.